UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Euroweb International Corp
                   ------------------------------------------
                                (Name of issuer)

                                  Common Stock
                   ------------------------------------------
                         (Title of class of securities)

                                    298801101
                   ------------------------------------------
                                 (CUSIP number)

                                October 28, 1999
                   ------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [x] Rule 13d-1 (b)
                               [x] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

------------------------
CUSIP No. 298801101                            13G
------------------------



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             --------------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      880,000
                             ------ -------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ -------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      880,000
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         880,000
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   |_|
-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         9.7%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------------------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Euroweb International Corp (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 445 Park Avenue, 15th Floor, New York, New York 10022.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ( the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is Common Stock, par value $.001 per share, ("Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) |_|  Broker or dealer registered under section 15 of the Act;

               (b) |_|  Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the Act;

               (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940;

               (e) |_|  An  investment  adviser  in  accordance  with Rule 13d-1
                        (b)(1)(ii)(E);

               (f) |_|  An  employee   benefit  plan,   or  endowment   fund  in
                        accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) |_|  A church plan that is excluded from the definition of an
                        investment   company  under  section   3(c)(14)  of  the
                        Investment Company Act of 1940;

               (j) |_|  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. |X|

Item 4.   Ownership.

          (a) Amount beneficially owned:

               The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

          (b) Percent of class:

               The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

          (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    The  Reporting  Person  has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (ii) shared power to vote or to direct the vote:

                    The Reporting  Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    The  Reporting  Person  has the  shared  power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Shareholders of the mutual funds managed by the subsidiaries of the Reporting Person have the ultimate right to dividends from Common Stock held on their behalf and the proceeds from the sale of Common Stock held on their behalf.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following  are  subsidiaries  of the  Reporting  Person which hold
Common   Stock   included   in  the  figures  on  the  cover   pages:   Deutsche
Vermogensbildungsgesellschaft mbH and DB Investment Management S.A., Luxemburg.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1999



                                DEUTSCHE BANK AG



                               By:/s/ Dr. Dieter Eisele
                                  --------------------------
                                  Name:      Dr. Dieter Eisele
                                  Title:     Group Head of Compliance



                               By:/s/ Dr. Rainer Grimberg
                                  --------------------------
                                  Name:      Dr. Rainer Grimberg
                                  Title:     Vice President